SECUR 09057408 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KERCHEVILLE AND COMPANY

Client Name

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15750 IH-10 West at Loop 1604
(No. and Street)

SAN ANTONIO (City) TEXAS (State) 78249 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe B. Kercheville (210) 694-5000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PADGETT, STRATEMANN & Co., LLP
(Name - *if individual, state last, first, middle name*)

100 NE LOOP 410, SUITE 1100 (Address) SAN ANTONIO (City) TX (State) 78216 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

OATH OR AFFIRMATION

I, Joe B. Kercheville, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kerhceville & Company, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

KIM WOLFF
My Commission Expires
March 10, 2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kercheville and Company

Table of Contents

PS&Co.

Padgett Stratemann & Co. LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report

To the Board of Directors
Kercheville and Company
San Antonio, Texas

We have audited the accompanying consolidated statements of financial condition of Kercheville and Company (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kercheville and Company as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Padgett, Stratemann & Co.

Certified Public Accountants
San Antonio, Texas
February 23, 2009

Kercheville and Company

Consolidated Statements of Financial Condition

December 31, 2008 and 2007

Assets

Current Assets	**2008**	2007
Cash and cash equivalents	**$ 129,057**	$ 125,618
Securities owned – at market value	**3,385,890**	1,174,262
Receivables:		
From brokers, dealers, and clearing agent	**-**	122,720
From affiliates, employees, and other	**-**	32,325
Investment in Old Mill Capital Partners, LP	**873,318**	-
Investment in Blanco Partners, L.P.	**-**	8,525,686
Prepayments	**10,064**	12,944
Total current assets	**4,398,329**	9,993,555
Property and Equipment		
Land	**379,437**	379,437
Buildings and improvements	**547,365**	547,365
Equipment and furniture	**377,245**	376,131
	1,304,047	1,302,933
Less accumulated depreciation	**883,815**	830,205
Net property and equipment	**420,232**	472,728
Deposits With Clearing Agent	**147,706**	140,095
	$ 4,966,267	$ 10,606,378

Notes to consolidated financial statements form an integral part of these statements.

Liabilities and Stockholders' Equity

Liabilities	2008	2007
Accounts payable and accrued liabilities	**$ 372,237**	$ 289,754
Payable to stockholder	**66,291**	-
Securities sold short – fair market value	**279,780**	108,200
Total liabilities	**718,308**	397,954
Minority Interest	**-**	66,291
Stockholders' Equity		
Common stock – $0.50 par value; 600,000 shares authorized; 352,636 shares issued and outstanding (358,188 shares issued and outstanding in 2007)	**176,318**	179,094
Additional paid-in capital	**-**	29,047
Retained earnings	**4,071,641**	9,933,992
Total stockholders' equity	**4,247,959**	10,142,133
	$ 4,966,267	$ 10,606,378

Kercheville and Company

Consolidated Statements of Operations

Years Ended December 31, 2008 and 2007

	2008	2007
Revenues and income (losses):		
Commissions	**$ 1,541,310**	$ 1,681,920
Interest and dividends	**107,394**	64,894
Realized and unrealized gains (losses) on securities – net	**(5,304,565)**	1,307,921
Management fees and performance fees	**98,347**	1,211,991
Other income	**52,593**	105,983
Total revenues and income (losses)	**(3,504,921)**	4,372,709
Expenses:		
Employee compensation and benefits, including commissions	**1,187,116**	1,706,272
Transaction charges	**98,903**	93,360
General, administrative, and other	**208,407**	200,161
Communications	**60,756**	52,647
Depreciation	**53,609**	56,001
Property, payroll, and other taxes	**96,055**	109,514
Occupancy	**51,801**	54,064
Total expenses	**1,756,647**	2,272,019
Earnings (loss) before minority interest	**(5,261,568)**	2,100,690
Minority interest in earnings of subsidiary	**-**	20,249
Net earnings (loss)	**$ (5,261,568)**	$ 2,080,441

Notes to consolidated financial statements form an integral part of these statements.

Kercheville and Company

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at December 31, 2006	$ 179,094	$ 29,047	$ 7,853,551	$ -	$ 8,061,692
Net earnings – year ended December 31, 2007	-	-	2,080,441	-	2,080,441
Balance at December 31, 2007	179,094	29,047	9,933,992	-	10,142,133
Current year distribution	-	-	(500,000)	-	(500,000)
Purchase of treasury stock	-	-	-	(132,606)	(132,606)
Retirement of treasury stock	(2,776)	(29,047)	(100,783)	132,606	-
Net loss – year ended December 31, 2008	-	-	(5,261,568)	-	(5,261,568)
Balance at December 31, 2008	**$ 176,318**	**$ -**	**$ 4,071,641**	**$ -**	**$ 4,247,959**

Notes to consolidated financial statements form an integral part of these statements.

Kercheville and Company

Consolidated Statements of Cash Flows

Years Ended December 31, 2008 and 2007

Increase (Decrease) in Cash and Cash Equivalents

	2008	2007
Cash Flows From Operating Activities		
Net earnings (loss)	**$ (5,261,568)**	$ 2,080,441
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:		
Minority interest in earnings of subsidiary	**-**	20,249
Depreciation	**53,609**	56,001
Change in investment in Old Mill Capital Partners, LP	**(873,318)**	-
Change in investment in Blanco Partners, L.P.	**8,525,686**	(2,305,885)
Net change in:		
Securities owned	**(2,211,628)**	(87,862)
Receivables:		
From brokers, dealers, and clearing agent	**122,720**	18,296
From affiliates, employees, and other	**32,325**	(32,325)
Prepayments	**2,880**	(2,570)
Deposits with clearing agent	**(7,611)**	(6,829)
Accounts payable and accrued liabilities	**(8,071)**	240,285
Securities sold short	**171,580**	108,200
Net cash provided by operating activities	**546,604**	88,001
Cash Flows From Investing Activities – purchase of property and equipment	**(1,113)**	(2,296)
Net cash used in investing activities	**(1,113)**	(2,296)

Notes to consolidated financial statements form an integral part of these statements.

Kercheville and Company

Consolidated Statements of Cash Flows

Years Ended December 31, 2008 and 2007

(Continued)

Increase (Decrease) in Cash and Cash Equivalents

	2008	2007
Cash Flows From Financing Activities		
Current year distribution	$ (500,000)	$ -
Purchase of treasury stock	(132,606)	-
Net cash used in financing activities	(632,606)	-
Net increase in cash and cash equivalents	(87,115)	85,705
Cash and cash equivalents at beginning of year	125,618	39,913
Cash and cash equivalents at end of year	$ 38,503	$ 125,618

Supplemental Disclosure of Cash Flow Information

Cash paid for state income taxes	$ 574	$ 27,078

1. Summary of Significant Accounting Policies

The accounting and reporting policies of Kercheville and Company ("K&Co.") conform to accounting principles generally accepted in the United States of America. Following is a summary of the Company's more significant accounting and reporting policies:

Nature of Operations

K&Co. was incorporated in the state of Texas in October 1984, in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934.

K&Co was the general partner with a 99% interest in Kercheville Partners, L.P. ("KP"). KP's sole activity was serving as a general partner with a 99% interest in Blanco Partners, L.P. ("Blanco Partners"). The primary purpose of Blanco Partners was to invest and trade in securities and other financial instruments. KP received management and performance fees for managing Blanco Partners. KP also executed transactions for Blanco Partners, resulting in commission income of approximately $318,000 for the year ended December 31, 2007. Blanco Partners was liquidated effected January 1, 2008, by transferring securities to the partners. KP was dissolved, with the assets of KP being transferred to K&Co. The liability resulting from the minority interest owed to the 1% owner of KP, is included as a liability as of December 31, 2008. Due to the dissolution of KP, the financial statements as of and for the year ended December 31, 2008 are not consolidated.

The Company operates under a clearing agreement with Pershing LLC ("Pershing"), a member of BNY Securities Group and a subsidiary of Bank of New York, whereby Pershing clears transactions for K&Co.'s customers, located primarily in Texas, and carries the accounts of the customers on a fully-disclosed basis as customers of Pershing. K&Co. does not hold cash or securities in connection with these transactions. K&Co. is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph K(2)(ii) of that rule.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (continued)

Cash Equivalents

Cash and cash equivalents consist of interest-bearing and noninterest-bearing demand accounts with financial institutions.

Fair Value Measurements

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities K&Co. has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the K&Co.'s own data.)

K&Co.'s investments in securities, Old Mill Capital Partners, LP, and securities sold short have a Level 1 fair value hierarchy as of December 31, 2008.

1. Summary of Significant Accounting Policies (continued)

Derivative Instruments

The Company accounts for derivative instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS Nos. 138 and 14. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and resulting designation.

Property and Equipment

Land is carried at cost. Property and equipment are stated at cost net of accumulated depreciation. Depreciation expense is recognized on the straight-line method over the estimated useful lives of the assets. The estimated useful lives range from 3-18 years.

Depreciation expense for the years ended December 31, 2008 and 2007 totaled to $53,609 and $56,001, respectively.

Commissions

Commissions and related transaction charges are recorded on a trade-date basis as securities transactions occur.

Realized and Unrealized Gains and Losses

Realized gains and losses are computed based on specific identification of securities sold.

Income Taxes

K&Co. elected to be treated as an S Corporation for federal income tax purposes under which K&Co.'s taxable income is included in the tax return of its owners. Accordingly there is no provision for federal income taxes reported in these consolidated financial statements. State franchise taxes that are based on income are reported as a provision for state income taxes in the consolidated statements of operations.

2. Securities Owned

Securities owned consist of trading securities at market values as follows:

	December 31, 2008	2007
Corporate stocks	**$ 2,494,819**	$ 705,015
Mutual funds	**888,621**	-
Options and warrants	**2,450**	-
Money market funds	**-**	469,247
	$ 3,385,890	$ 1,174,262

Securities sold short consist of trading securities at fair market value as follows:

	December 31, 2008	2007
Securities sold short	**$ 279,780**	$ 108,200

3. Deposits With Clearing Agent

Under the clearing agreement with Pershing, K&Co. is required to maintain a $100,000 balance at Pershing. At December 31, 2008 and 2007, funds were invested in United States Treasury notes and in certificates of deposit with a market value of $147,706 and $140,095, respectively.

4. Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the years ended December 31, 2008 and 2007.

5. Off-Balance Sheet Activities

All financial instruments are subject to market risk, the risk that future changes in market conditions may make an investment less valuable or more onerous. As the instruments are recognized at market value, those changes directly affect reportable income.

Securities Sold Short

K&Co. may sell a security that it does not own in anticipation of a decline in the market value of that security. K&Co. is obligated to purchase such security at a future date. As of December 31, 2008, the Company did have securities sold short with a fair market value of $279,780 ($108,200 in 2007).

Written Options

At December 31, 2008 and 2007, the Company did not have any written options outstanding.

Credit Risk

K&Co.'s customer accounts are carried by the clearing agent. All execution and clearing services are also performed by the clearing agent. The agreement between K&Co. and the clearing agent stipulates that all losses resulting from K&Co.'s customers' inability to fulfill their contractual obligation are the responsibility of K&Co.

6. Net Capital Requirements

K&Co. is subject to the Security and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital requirements and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $1,538,260, which was $1,288,260 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 46.70% at December 31, 2008. At December 31, 2007, the Company had net capital of $947,409, which was $697,409 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 42.00% at December 31, 2007.

Supplementary Information

Kercheville and Company and Subsidiary

Schedule of Computation of Net Capital

December 31, 2008

Schedule I – Computation of Net Capital

Total stockholders' equity	$ 4,247,959
Deductions:	
Nonallowable assets:	
Petty cash	(12)
Prepayments	(10,064)
Receivables from noncustomers	-
Property and equipment – net	(420,232)
Investment in Old Mill Capital Partners, LP	(873,318)
Net capital before haircuts on securities	2,944,333
Haircuts on securities	(1,406,073)
Net capital	$ 1,538,260

Schedule II – Computation of Aggregate Indebtedness

Liabilities	$ 438,528
Securities sold short	279,780
Total aggregate indebtedness	$ 718,308
Percentage of aggregate indebtedness to net capital	46.70%

Schedule III – Computation of Basic Net Capital Requirements

Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Excess net capital	$ 1,288,260

No differences exist between the amounts above, which are based on the audited financial statements and the amounts in K&Co.'s unaudited Financial and Operational Combined Uniform Single Report as of December 31, 2008.

See independent auditors' report.

PS&Co.

Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Kercheville and Company
San Antonio, Texas

In planning and performing our audit of the consolidated financial statements of Kercheville and Company (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons.
- Recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the consolidated financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than the specified parties.

Padgett, Stratemann & Co.,

Certified Public Accountants
San Antonio, Texas
February 23, 2009

Kercheville and Company

Consolidated Financial Statements
and Supplementary Information

December 31, 2008 and 2007